SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check one)

[ ]Form 10-K [ ]Form 20-F [X]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

     For Period Ended December 31, 1996

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended ____________________________



     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     _________________________________________________________



Part I - Registrant Information


Full name of Registrant:

Storage Trust Properties, L.P. Integrated 401(k) Profit
Sharing Plan

Address of Principal Executive Office (Street and Number):

                     2407 Rangeline Street

City, State and Zip Code:

                       Columbia, MO 65202

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Part II   Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate).


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III   Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not received all of the necessary information from the Trustee of the Plan for the financial statements and notes to be filed on Form 11-K.

Part IV   Other Information

Name and telephone number of person to contact in regard to this notification

         Stephen M. Dulle                    (573) 499-4799
             (Name)                        (Telephone number)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes   [ ] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results could not be made.



STORAGE TRUST PROPERTIES L.P. INTEGRATED 401(K) PROFIT SHARING
PLAN
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 30, 1997          By:   /s/ Stephen M. Dulle
                                   Stephen M. Dulle
                                   Plan Administrator